QUESTAR CORPORATION
BUSINESS ETHICS AND COMPLIANCE POLICY

A Message from Ron Jibson, chairman, president and CEO:
“Questar employees, management and board are committed to ethical conduct, safety, environmental stewardship and community support. Continued public support is critical to developing and delivering natural gas. The actions of individual employees are the key as we strive to never compromise our reputation for honesty and integrity.”
As a Questar employee, you are required to:

•	Know and comply with this Business Ethics and Compliance Policy;

•	Know and comply with all applicable laws, rules and regulations in the performance of your Questar duties;

•	Be aware of situations that could lead to inappropriate business conduct and avoid engaging in such conduct;

•	Always conduct business with honesty and integrity; and

•	Promptly notify Questar of any suspected policy violation or other illegal behavior in the workplace or at any employer-sponsored event by contacting one of the following:
Ethics Help Line: 800-892-2050 or 801-324-2050 (available 24/7)
Ethics@questar.com
Vice President Audit and Chief Risk Officer: 801-324-1915
Vice President and General Counsel: 801-324-5556
Anyone violating the Business Ethics and Compliance Policy may be subject to disciplinary action up to and including termination.
No employee will be subject to retaliation, discrimination or any other adverse employment action for reporting suspected violations in good faith or cooperating in an investigation according to this policy’s terms or any applicable law.
Questar generally does not approve waivers of this policy. However, if a waiver is warranted, the Questar chairman, president and CEO may grant one. Any waiver for executive officers may be made only by the board of directors and will be disclosed to shareholders.
A. Employment practices
Questar’s business culture promotes respect for the rights and dignity of everyone. We strive to maintain an atmosphere of fairness and integrity. Questar values the unique contributions of people with different traits and backgrounds and champions a diverse and inclusive workplace. Questar expects employees to act respectfully and professionally in their dealings with coworkers, customers, clients and the public.

1.	Equal employment opportunity. Questar is committed to a policy of nondiscrimination in all of its employment practices including, but not limited to, hiring, training, advancement, compensation and termination. Questar’s policies are designed not only to ensure legal compliance with state and federal anti-discrimination and retaliation laws, but also to carry out the principles of equal employment opportunities in all job categories. Deliberate and conscious effort is made to make employment decisions that are consistent with these equal employment opportunity principles. All applicants and employees receive equal consideration without regard to race, color, religion, sex, sexual orientation, gender identity, national origin, age, disability, veteran status, genetic information, or any other status protected by law. Questar also prohibits retaliation against any individual who has complained of, or participated in an investigation of, a complaint of discriminatory treatment. In addition, Questar provides employment and advancement opportunities for qualified disabled veterans, other covered veterans, and individuals with physical and mental disabilities.
Questar will not discharge or in any other manner discriminate against employees or applicants because they have inquired about, discussed, or disclosed their own pay or the pay of another employee or applicant. However, employees who have access to the compensation information of other employees or applicants as a part of their essential job functions cannot disclose the pay of other employees or applicants to individuals who do not otherwise have access to compensation information, unless the disclosure is (a) in response to a formal complaint or charge; (b) in furtherance of an investigation, proceeding, hearing, or action, including an investigation conducted by the employer; or (c) consistent with Questar's legal duty to furnish information.
The human resources staff can provide guidance for dealing with questions or concerns about the company’s nondiscrimination and harassment policies.

2.	Substance abuse.

a.
Questar has adopted a drug- and alcohol-free workplace policy. The use or possession of prohibited drugs or alcoholic beverages while on company property, or in any company vehicle on or off company premises, or on company time, including breaks or lunch, paid or unpaid, on any shift, is strictly prohibited.

b.	Questar expects all applicants and employees to participate in drug and alcohol testing in accordance with the Questar Substance Abuse Policy. That policy prohibits applicants and employees from:

•	using or other involvement with drugs that are illegal under state and federal laws;

•	abusing prescription or over-the-counter drugs;

•	misusing alcohol; and

•	working or reporting for duty while under the influence of drugs or alcohol.
Questar also expects all employees to report to work on time and in suitable physical and mental condition to perform assigned work duties safely and effectively.

c.	In addition, employees performing specific job functions regulated by the U.S. Department of Transportation (DOT) must follow DOT regulations regarding testing for prohibited drugs and/or alcohol abuse. See Questar’s separate DOT Anti-Drug and Alcohol Misuse Prevention Plan and Questar’s DOT Drug and Alcohol Plan.

B. Business, accounting and disclosure practices

1.
All Questar business records must be truthful, accurate and comply with applicable accounting standards and rules and established internal controls. There may be no payments of money, property transfers, furnishing of services or other transactions on behalf of Questar without adequate supporting documentation. Employees must protect company assets from waste, carelessness and theft and ensure that those assets are used only for legitimate business purposes. Questar prohibits use of company assets for any unlawful or improper purpose. If you become aware of any falsification, inaccuracy or omission in Questar’s business records or the information supporting those records, immediately bring the matter to the attention of management by using the Compliance Procedures described in Section K of this policy.

2.
Required or voluntary reporting of Questar business transactional information to entities outside Questar, such as state and federal regulators, price index publishers, etc., is expected to be complete and accurate. Questar does not condone and will not tolerate any intentional misreporting, misrepresentations or dishonest acts relating to reporting.

3.
Each employee, officer and director should deal fairly with the company’s customers, suppliers, competitors and employees. They should not take advantage of anyone through manipulation, concealment, abuse of confidential information, misrepresentation of material facts or any other unfair dealing.

C. Conflicts of interest

1.
Conflicts of interest exist when an employee is faced with situations that require choosing between Questar's best interests and his or her own interests, or when the employee's judgment may be compromised by doing something that may be favorable to the company but also personally benefits the employee. To protect the company's interests, employees and their family and household members, as a general rule, must avoid involvement, financial or otherwise, in other organizations and situations in which a conflict of interest exists, could exist or may appear to exist.

Q: I participate in Questar’s bid evaluations for construction jobs. My brother owns a construction company that bid on a Questar project. Can I participate in the bid evaluation?
A: No. You should not take part in the decision about which construction company to use. While your evaluation may be fair, it might appear as though the relationship with your brother influenced your decision.

2.
No employee, without prior written approval of the corporate chairman, president and CEO, may serve as a director, in any managerial or ownership capacity, or as an employee or agent of any firm that is a competitor of the company, a purchaser of products (other than retail natural gas) of the company, or a consistent or substantial seller of products or services to the company. Employees and their family and household members are prohibited from speculating in materials, equipment, supplies or property to be purchased by a Questar company based upon information not available to the general public.

3.	Loans by the company to executive officers and directors represent potential conflicts of interest and are generally prohibited.

4.	Employees, officers and directors may not take personal advantage of any business opportunity that properly belongs to Questar.

5.
Employees may not engage in outside interests that interfere with the time or attention required to attend to company business or that affect their ability to perform their duties without express supervisory approval.

Q: I have been asked to serve as a board member of a local charity. It is a volunteer position that will not conflict with my Questar responsibilities. Do I have to inform management?
A: No. You are not obligated to report your position with the charity to management if:

•	the position does not involve a for-profit company;

•	it does not require use of Questar’s time, resources or the Questar name; and

•	it does not otherwise conflict with your Questar job duties.

6.
If an employee or his or her family or a household member has a potential conflict of interest, the employee should disclose the personal interest to the vice president audit and chief risk officer, or general counsel. This disclosure should describe the proposed activity or transaction and the dollar amount involved. If a conflict appears to exist, further written disclosure must be made to the corporate chairman, president and CEO and the top business-unit executive who will decide whether to grant a policy waiver.

7.
Employees who have non-publicly disclosed financial information or any other conflicts of interest should exercise caution when investing in entities with which Questar has confidential or close business relationships or in entities in which Questar itself has taken or could take an ownership position.

8.
Employees may not, except after proper disclosure and with approval of the corporate CEO, own or acquire, or cause others to own or acquire: oil and gas mineral interests, leases, working or royalty interests; energy reserves; energy futures contracts; or options for energy commodities. Ownership of such interests should be disclosed when an employee is hired (or in a timely manner if later acquired by inheritance).

D. Gifts
As a Questar employee, you may not give or accept money, loans, expensive gifts or services, extravagant entertainment, travel or preferential treatment for any services related to your job. You may accept conventional business courtesies, such as lunches, where a similar favor can be returned. You may also accept business entertainment that involves representatives of other companies as well as Questar if no expensive or questionable gifts, goods or travel are included. The corporate chairman, president and CEO, general counsel, or top business-unit executive should determine the propriety of accepting these gifts or invitations.

Q: A contractor who does work for Questar sent me an iPhone as a holiday gift. May I accept it?
A: No. An iPhone qualifies as an expensive gift that an employee may not accept. If you are not comfortable sending it back to the contractor, you may turn it over to the coordinator of community affairs for use in Questar charitable or incentive projects.
E. Confidential information

1.
Confidentiality. As a Questar employee, you may develop, acquire, or be made aware of confidential or proprietary information of Questar. The company’s confidential information includes, but is not limited to trade secrets; intellectual property; financial data; customers; services; products; processes; know-how; technology; operations; lease holdings; production volumes; proven and/or unproven reserves; the location and physical condition of pipeline facilities, well sites, rigs, processing facilities, and other property; present and contemplated activities; personally identifiable information; and other nonpublic proprietary company information. Misuse or unauthorized disclosure of the company’s confidential information could negatively impact Questar. In addition to violating Questar policy, unauthorized use of confidential information may be a criminal offense and subject the employee to fines and/or imprisonment. As an employee, you are obligated to prevent misuse and unauthorized disclosure of Questar’s confidential information. Employees will not, during or after their Questar employment, divulge any confidential or proprietary information of Questar or third parties obtained during their employment with Questar unless authorized or directed by their top business-unit executive.

Customers’ business/commercial information and employees’ personally identifiable information in company files may not be disclosed outside the company without the company's and the customer’s or employee’s permission respectively, except in response to a subpoena, other legal process or requests from government investigatory or regulatory agencies, as approved by the legal department. This information should not be disseminated within the company unless it is required for a valid business purpose to those people authorized to receive it.

2.
Insider trading. To protect Questar’s investors and comply with applicable laws, employees are subject to Questar’s Insider Trading Policy which, among other requirements, prohibits employees from trading Questar stock while possessing “inside information” (material information not known or disclosed to the public in general). Severe penalties can be imposed under federal and state securities laws for illegal insider trading violations. In addition, Questar employees may not advise any other person to trade or refrain from trading company stock on the basis of insider information. Pledging of any Questar stock must be preapproved by Questar’s corporate secretary. Questions regarding the Insider Trading Policy should be directed to Questar’s general counsel or corporate secretary.

Q: I recently learned some information about a well that has not been disclosed to the public. Am I prohibited from buying or selling company stock?
A: Yes, if the information you learned is material. Material information is information that an investor would consider in deciding whether to buy, sell or hold Questar stock. If the information is material, you may not buy or sell Questar stock on the open market until two business days after the information becomes public. If you have any questions about whether the information is material, please contact the company’s general counsel or chief risk officer and general manager audit.

3.
Ownership of new ideas and products. Any and all inventions, intellectual property and work product created, in whole or in part, by an employee arising from work for Questar with the aid of company resources such as materials, facilities or on company time are the exclusive property of Questar.

4.
FERC rules. Questar Transmission Provider employees (Questar Pipeline Company, Questar Overthrust Pipeline Company, Questar Southern Trails Pipeline and White River Hub, LLC) must not unduly discriminate or grant preferences with respect to the quality of service it offers or provides, including preference or discrimination with respect to service duration, categories of service, prices, volumes or shipper classification. “Undue” discrimination or preference is discrimination among, or preference towards, “similarly situated” party or parties.

With limited exceptions, Questar Pipeline must not disclose to any third-party shipper any non-public information regarding Questar Pipeline’s transportation system or the transportation systems of others (including information about available capacity, planned maintenance, constraints and outages).
Certain FERC rules also apply to Questar Gas Company. For example, Questar Gas employees with responsibility for capacity release, reporting to index gas price publishers and the preparation of FERC Form No. 552 must understand and follow appropriate rules.
Questar is committed to complying with all FERC rules and regulations. Any employee who is aware of a FERC compliance rule and/or regulation violation, or believes that a violation may have occurred, or has a question relating to FERC compliance, should immediately contact the chief FERC compliance officer (801-324-2543) or Questar's Ethics Help Line (800-892-2050 or 801-324-2050) or ethics@questar.com.
F. Antitrust awareness
Questar and its affiliated companies compete vigorously but fairly and in compliance with all applicable antitrust laws and regulations. Antitrust laws forbid, among other things, price fixing. Questar companies must make their pricing decisions independent of competitors. The exchange of sensitive information with competitors such as product prices, profit margins, billing practices, or other information that might facilitate reaching a price agreement, can pose substantial risk under antitrust laws. Employees are prohibited from discussing with competitors, including trade association members, non-public information covering the following topics: pricing policies, discounts, profits, credit terms, other conditions of the sale of goods or services, geographic areas of operation or sales, production or sales quotas, customer allocations, bids for jobs or contracts and other similar information.
Other activities prohibited by the antitrust laws include: unlawful tying, unlawful exclusivity agreements, monopolization, market and consumer allocation, group boycotts/refusals to deal, resale price maintenance, unlawful termination of dealers/suppliers/distributors and other such conduct.
Antitrust law violations can result in both criminal and civil penalties. Contact the general counsel if you have any questions about antitrust laws.
G. Environmental affairs and safety

1.
Questar is committed to full compliance with all applicable environmental laws and regulations. Company policies and procedures reflect this goal. As an employee, your work practices must comply with these laws and regulations. If you have questions whether your actions, or proposed actions, conflict with environmental regulations, contact the legal department.

2.
Questar's workplaces must comply with safety and health standards and be free of recognized hazards that could cause injury, sickness or death. Employees should carry out their duties in a safe and efficient manner. To eliminate potential hazards, employees must immediately report unsafe conditions and immediately correct unsafe acts or conditions. No employee will be subject to retaliation, discrimination or any other adverse employment action for reporting safety concerns or environmental problems. Supervisors and employees must report any work-related injury or sickness promptly as specified in company policies.

H. Dealings with the media and securities market professionals

1.
Media relations. The corporate communications department is the designated spokesperson responsible for all disclosure of information to the news media on behalf of, or in the name of, Questar so that accurate, timely and consistent information is released after proper approval. Employees should direct all media inquiries regarding Questar or its business activities to the corporate communication department.

Q: A reporter called me looking for some basic information about the company. Can I answer her question?

A: No. Employees are not authorized to comment for Questar. Questions seeking the company’s official positions should be routed to the corporate communication department. Unauthorized employees may not release information because they may not have all of the facts. Additionally, premature release of information may create problems with securities laws, or it may put the company at a competitive disadvantage.

2.
Contact with securities market professionals. The only individuals who are authorized to speak on behalf of the company to securities analysts, broker-dealers, security holders and other securities market professionals, or holders of the issuer’s securities who may trade on the basis of the information are:

•	the corporate chairman, president and CEO;

•	the corporate chief operations officer (COO);

•	the executive vice president and president, Questar Pipeline Company;

•	the executive vice president and COO, Wexpro Company;

•	the executive vice president and president, Questar Gas Company;

•	the executive vice president and chief financial officer; and

•	the vice president, investor relations and corporate treasurer.

Other employees must direct inquiries to the treasury and investor relations department and must not attempt to handle these inquiries without prior authorization from the treasury and investor relations department (801-324-5218).
Additional information is described in Questar’s Regulation Fair Disclosure Policy.

3.
Message boards. Employees are not permitted to post potentially sensitive or proprietary company information on Internet message boards. In addition to company discipline, such activity could result in criminal and/or civil fines and penalties.

I. Political activity

1.
Relationships. Questar strives to develop and maintain good relationships and effective communication with government officials and agencies. Dealings with government and regulatory agencies must be consistent with Questar's reputation for high integrity. Business-unit presidents are responsible for developing the "company position" on relevant legislation and regulatory proposals.

The company encourages political activity and participation in politics where appropriate. However, such activity must occur strictly in an individual and private capacity and not on behalf of the company, unless specifically authorized by the corporate chairman, president and CEO or the top business-unit executive. Employees may not conduct personal political activity on company time or use company property, equipment or stationery for this purpose.

2.
Candidate selection. Questar is nonpartisan with respect to supporting candidates for public office. To ensure compliance with this policy, Questar’s board of directors reviews and approves the use of all corporate funds or assets to be given to, or in support of, the nomination or election of any candidate for public office.

This prohibition does not apply to personal political activity, personal contributions made to candidates or to political parties. Questar encourages all employees to participate in the local, state and national political processes.

3.
Questar PAC. The company established the Questar Corporation Political Action Committee and various state political action committees. Membership is strictly voluntary. Personal funds contributed to the committee(s) are managed by a steering committee that distributes funds to candidates and political causes that further good government and sound fiscal policy and that support positions favorable to Questar. Contributions are made without regard to political affiliation.

J. Internet, email, telephone and voice-mail usage
Employees are subject to the terms of Questar’s Information Security Policies. All data sent, received, stored or accessed through Questar’s systems, as well as the contents of any Questar owned personal computers or mobile devices, are considered company property. Employees do not have a right of privacy in their use of these resources. This data is retained and discoverable. Employees are prohibited from using Questar’s equipment or systems for sending or accessing communications that constitute obscenity, defamation or harassment. The improper use of copyrighted materials and excessive computer use for personal purposes are also prohibited. Nothing in this policy, however, is intended to prevent employees from engaging in communicating with fellow employees or others about their wages, benefits or other terms of employment.
Q: My family and friends email me at work, keeping me up-to-date on events and funny stories. These are personal messages. Can I expect them to remain private on my Questar computer?
A: No. Although you may use your Questar computer for occasional private purposes, you cannot expect privacy in email sent or received on the computer. Questar owns the computer and all information stored on it and may review or delete stored information at any time. Be careful when using email because it creates a permanent electronic record. Avoid using abusive or objectionable language, viewing or sending obscene materials and other inappropriate behaviors. Always be respectful and professional to coworkers, customers, vendors and business competitors in your communications.
K. Compliance procedures

1.
Questar officers are responsible for the enforcement of and compliance with the Questar Business Ethics and Compliance Policy. They will make sure every employee reviews this policy and receives appropriate training and consultation.

2.
Employees are responsible to know and comply with all applicable laws, rules, and regulations relating to their specific job duties and responsibilities. The employee’s supervisor should be consulted if ambiguity or uncertainty exists as to job requirements.

3.
Any employee who knows of a policy violation, or who reasonably believes that a violation has occurred, must promptly report the matter through the Ethics Help Line (1-800-892-2050 or 801-324-2050), or email ethics@questar.com, or to the vice president audit and chief risk officer, or the general counsel. Questar takes all reports of policy violations very seriously. You may make anonymous reports on the Ethics Help Line, but they are more difficult to investigate. Questar, to the extent legally possible, will protect the confidentiality of any disclosed information and the identity of any employee reporting misconduct. No employee will be subject to retaliation, discrimination, or any other adverse employment action for reporting, in good faith, suspected violations of this policy or any applicable law. Supervisors should refer employees who advise them about possible policy violations to an officer listed above.

4.
Employees should talk to the vice president audit and chief risk officer, or general counsel if they have any concerns about whether a company activity is unethical. Any employee who believes that someone other than these individuals should address the concern may report it to the chair of Questar's Finance and Audit Committee of the board of directors.

5.	Questar officers must provide an annual written statement that they have no knowledge of any material policy violation other than any reported violations.

6.
The Questar Audit Department will periodically review the company's activities, records, property and personnel to determine policy compliance. The results are reported in writing to executive management and the Finance and Audit Committee.

7.
The Finance and Audit Committee will receive a summary of all business ethics and compliance reports and complaints. The Finance and Audit Committee has the authority to obtain assistance from internal and external sources to address any concerns.

8.
In reporting on their examination of Questar's financial statements, the company's independent auditors will be asked to state whether anything has come to their attention that has led them to believe that this policy is being violated.

9.	Any information received and any investigations concerning such information will be retained consistent with applicable law and Questar's document retention policies.

10.	This policy is not all-encompassing, and questions about situations not specifically addressed in it should be directed to the vice president audit and chief risk officer, or general counsel.

11.	This policy has been approved by the Finance and Audit Committee of Questar's board of directors and by executive management.

Revised: January 2016